Filed by Cowen Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Act of 1934

Subject Company: LexingtonPark Parent Corp.

Commission File No. 333-160525

E-mail sent by David M. Malcolm on October 5, 2009.

I would like to update you on the progress of our combination with Ramius and in particular, about the shareholder voting process and its importance to the transaction.  I’m happy to report that our final registration statement, including the proxy statement/prospectus, went effective with the SEC last Friday.  The proxy statement/prospectus will be mailed to all stockholders, including all employee stockholders, this week.  Our proxy solicitor (Innisfree) will be working hard over the next couple of weeks to contact our stockholders to encourage everyone to vote.  In the next few weeks, Peter Cohen and I will be visiting with many of our larger stockholders to talk about the transaction and the importance of their votes.  We have scheduled the special meeting of our stockholders for the morning of Monday, November 2, with the closing of the transaction to occur immediately following the stockholder meeting.  If all goes according to schedule, we will commence trading on November 2 as a combined firm.

I want to stress how important it is for all employee stockholders to participate in the vote.  The voting window is short, as the scheduled closing is only 19 business days from today.  To make sure the voting process goes smoothly and to avoid a last-minute push to get out the vote, I would urge everyone to vote your shares as soon as possible.  If you don’t receive your proxy statement/prospectus packet this week in the mail, please let Chris White or Kevin McCarthy know and we will get you the necessary voting materials promptly.

We are looking forward to closing the transaction on November 2 and moving forward with our Ramius colleagues to build and grow our businesses, but it all starts with stockholder approval.  Please do your part by voting.  Thank you for your continued hard work and dedication as we embark on this new chapter.

Additional Information About the Transactions.

In connection with the proposed transaction, LexingtonPark Parent Corp. has filed a registration statement on Form S-4 with the SEC which includes a proxy statement of Cowen that also constitutes a prospectus of Cowen Group, Inc.  Cowen will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen Group, Inc. and the proposed transaction.

Investors and security holders may obtain these documents (and any other documents filed by Cowen Group, Inc. with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Cowen Group, Inc. may be obtained free of charge by directing such request to:  Investor Relations, 1221 Avenue of the Americas, New York, NY 10020 or from Cowen Group, Inc’s Investor Relations page on its corporate website at www.cowen.com.

The directors, executive officers, and certain other members of management and employees of Cowen Group, Inc. may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen Group, Inc.  Information about the executive officers and directors of Cowen Group, Inc. is set forth in the proxy statement for Cowen’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2008.